SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Groupon, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

399473206
(CUSIP Number)

Ahmet H. Okumus
RPD Fund Management LLC
767 Third Avenue, 35th Floor
New York, NY 10017
(212) 201-2650

Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 23, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 11 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 399473206	SCHEDULE 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON RPD Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,995,720
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,995,720
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,995,720
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON OO, IA

CUSIP No. 399473206	SCHEDULE 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON RPD Opportunity LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,995,720
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,995,720
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,995,720
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 399473206	SCHEDULE 13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON RPD Opportunity Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,995,720
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,995,720
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,995,720
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 399473206	SCHEDULE 13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Ahmet H. Okumus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Turkey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,995,720
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,995,720
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,995,720
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 399473206	SCHEDULE 13D	Page 6 of 11 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the shares of Common Stock, par value $0.0001 per share (the "Shares"), of Groupon, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 600 W Chicago Avenue, Suite 400, Chicago, Illinois 60654.

Item 2.	IDENTITY AND BACKGROUND

(a)-(c), (f)	This Schedule 13D is being jointly filed by: (i) RPD Opportunity Fund LP, a Delaware limited partnership (the "RPD Fund"), with respect to the Shares held by it; (ii) RPD Opportunity LLC, a Delaware limited liability company ("RPD Opportunity"), as general partner of the RPD Fund, with respect to the Shares held by the RPD Fund; (iii) RPD Fund Management LLC, a Delaware limited liability company ("RPD Management"), as investment manager of the RPD Fund, with respect to the Shares held by the RPD Fund; and (iv) Ahmet H. Okumus ("Mr. Okumus"), a citizen of the Republic of Turkey, as sole managing member of each of RPD Opportunity and RPD Management, with respect to the Shares held by the RPD Fund. The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

The address of the business office of each of the Reporting Persons is 767 Third Avenue, 35th Floor, New York, NY 10017.

The principal business of: (i) the RPD Fund is to invest in securities; (ii) RPD Opportunity is to serve as the general partner of the RPD Fund; (iii) RPD Management is to serve as the investment manager of the RPD Fund; and (iv) Mr. Okumus is to serve as the sole managing member of each of RPD Opportunity and RPD Management.

CUSIP No. 399473206	SCHEDULE 13D	Page 7 of 11 Pages

(d)-(e)	During the last five (5) years, none of the Reporting Persons have: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of funds used to purchase the Shares reported herein was the working capital of the RPD Fund. The aggregate purchase price of the Shares held by the RPD Fund was approximately $55,903,131.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons intend to communicate with officers and directors of the Issuer regarding the Issuer's strategy, plans and a potential review of strategic alternatives, including transactions in which the Reporting Persons may seek to participate and potentially engage in.

The Reporting Persons have had and anticipate having further discussions with officers and directors of the Issuer in connection with the Reporting Persons' investment in the Issuer. The topics of these conversations may cover a range of issues, including the business of the Issuer, management, board composition, investor communications, operations, capital allocation, dividend policy, financial condition, overall business strategy, executive compensation and corporate governance. The Reporting Persons may also have conversations regarding the matters noted above with other stockholders or other interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals and other investors and may exchange information with any such persons or the Issuer pursuant to appropriate confidentiality or similar agreements (which may contain customary standstill provisions). The Reporting Persons may at any time reconsider and change their intentions relating to the foregoing. The Reporting Persons may also take one or more of the actions described in subsections

CUSIP No. 399473206	SCHEDULE 13D	Page 8 of 11 Pages

(a) through (j) of Item 4 of Schedule 13D and may discuss or propose such actions with the Issuer's management and the board of directors of the Issuer, other stockholders of the Issuer, and other interested parties, such as those set out above. The Reporting Persons may change their intentions with respect to any and all matters referred to in this Item 4. They may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.
The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position, results and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer's board of directors, price levels of the Shares, liquidity requirements and other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment position in the Issuer as they deem appropriate, including, without limitation acquiring additional Shares and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities") or disposing of some or all of the Securities beneficially owned by them, in the public market or in privately negotiated transactions, entering into financial instruments or other agreements that increase or decrease the Reporting Persons' economic exposure with respect to their investment in the Issuer without affecting their beneficial ownership of the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by each Reporting Person. The percentages used in this Schedule 13D are calculated based upon 29,960,027 Shares outstanding as of May 4, 2022, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 filed by the Issuer with the Securities and Exchange Commission on May 9, 2022.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the Shares effected in the past sixty (60) days by the Reporting Persons, which (except as otherwise noted) were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

CUSIP No. 399473206	SCHEDULE 13D	Page 9 of 11 Pages

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares held by the RPD Fund.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The RPD Fund has a short position in American-style physically-settled call options referencing 2,997,700 Shares (collectively, the "Short Call Options") with strike prices ranging from $17.00 to $19.00 and expiration dates ranging from June 10, 2022 to July 15, 2022.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached hereto as Exhibit A and is incorporated herein by reference.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer between any of the Reporting Persons and any other person or entity.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Joint Filing Agreement, dated May 27, 2022

CUSIP No. 399473206	SCHEDULE 13D	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 27, 2022

RPD Fund Management LLC

By:	/s/ Ahmet H. Okumus
Name:	Ahmet H. Okumus
Title:	Managing Member

RPD Opportunity LLC

By:	/s/ Ahmet H. Okumus
Name:	Ahmet H. Okumus
Title:	Managing Member

RPD Opportunity Fund LP

By: RPD Opportunity LLC, its general partner

By:	/s/ Ahmet H. Okumus
Name:	Ahmet H. Okumus
Title:	Managing Member

/s/ Ahmet H. Okumus
AHMET H. OKUMUS

CUSIP No. 399473206	SCHEDULE 13D	Page 11 of 11 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Shares effectuated by the Reporting Persons during the past sixty (60) days. All transactions were effectuated in the open market through a broker and the price per share excludes commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
03/31/2022	18,481	19.21
04/05/2022	(6,432)	20.75
04/08/2022	(9,293)	20.74
04/14/2022	529,400*	20.00
04/18/2022	(2,354)	19.48
04/19/2022	(113,205)	20.65
04/20/2022	(1,838)	20.61
04/21/2022	(43,125)	20.20
04/25/2022	(2,876)	20.10
04/26/2022	(100)	20.10
04/27/2022	(2,000)	20.20
04/28/2022	(23,975)	20.25
04/29/2022	85,502	19.50
04/29/2022	(6,025)	20.39
05/02/2022	(26,000)	20.07
05/11/2022	10,800*	23.00
05/18/2022	3,700*	19.00
05/20/2022	283,200*	19.00
05/20/2022	30,200*	19.00
05/25/2022	(2,000)	13.88

* Shares acquired by the RPD Fund upon assignment of an unaffiliated third party’s exercise of options.